OFA Group

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street

Cheung Sha Wan, Hong Kong

VIA EDGAR

March 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer
Joel Parker
Jenna Hough
Erin Jaskot

Re:	OFA Group
Amendment No. 1 to Registration Statement on Form F-1
Filed March 20, 2025
File No. 333-285103

Ladies and Gentlemen:

OFA Group (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 25, 2025, regarding the Company’s Amendment No.1 to the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company to the Commission on March 20, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar an Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) with this response letter.

Amendment No. 1 to the Registration Statement on Form F-1 filed March 20, 2025

We are registering ordinary shares held by certain shareholders..., page 25

1.	We note your revisions in response to our prior comment four. Please further revise to address the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq, including that a delisting could impair the liquidity of your shares, significantly limit your ability to raise capital and harm the value of a shareholder’s investment.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 25, 27 and 32 of the Amendment No. 2.

Related Party Transactions, page 82

2.	Please indicate the relationship between the company and Precursor Capital Limited which results in Precursor being a related party as described in Item 7.B. of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosures on page 82 of the Amendment No. 2.

General

3.	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

Response: In response to the Staff’s comment, we have filed a representation letter as an exhibit to the Amendment No. 2.

4.

It appears that each of the four selling shareholders received the shares at approximately the same time, that the shares were issued for services related to the initial public offering, and that certain of the selling shareholders are related parties or otherwise have, or have had, material relationships with the issuer. We also note that the selling shareholders do not appear to be subject to any of the lock-up provisions described in the prospectus, and you disclose that you are registering the sale of shares by the selling shareholders in part to help meet the initial listing standards of the Nasdaq Capital Market. Please provide your analysis as to why the resale offering should not be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In your analysis, please address (1) the circumstances under which the selling shareholders received their shares, including how the consideration price and number of shares was determined and why the shareholders received their shares at that time; (2) the business of the selling shareholders; (3) whether your underwriter had any role in, or direct or indirect participation in, facilitating the sale of shares; and (4) why neither they or you are requiring a lock-up arrangement for the selling shareholders. In the alternative, please identify the selling shareholders as statutory underwriters under Section 2(a)(11) of the Securities Act, and disclose a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of the resale prospectus and page A-4 of the Amendment No. 2.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Larry Wong
Name:	Larry Wong
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.